Exhibit 99.1

RED WHITE & BLOOM BRANDS INC.

Annual General Meeting

to be held on January 26, 2022

Notice of Annual General Meeting and

Information Circular

December 20, 2021

RED WHITE & BLOOM BRANDS INC.

SUITE 810 – 789 WEST PENDER STREET

VANCOUVER, BC V6C 1H2

NOTICE OF ANNUAL GENERAL

MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Shares”) and of Series 2 Convertible Preferred shares of Red White & Bloom Brands Inc. (the “Company”) will be held at Suite 810 – 789 West Pender Street, Vancouver, BC on Monday, January 26, 2022 at 11:00 a.m. (Vancouver time) for the following purposes:

1.	to receive the financial statements of the Company for the year ended December 31, 2020 and December 31, 2021, together with the auditor’s report thereon;

2.	fix the number of directors at six (6);

3.	elect directors of the Company for the ensuing year;

4.	appoint Macias Gini & O’Connell LLP, Chartered Accountants, as auditor of the Company for the ensuing year and to authorize the directors fix their remuneration; and

5.	transact such other business as may properly be put before the Meeting or any adjournment or postponement thereof.

The Company’s board of directors (the “Board”) has fixed December 20, 2021 as the record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered Shareholder at the close of business on that date is entitled to receive such notice and to vote at the Meeting in the circumstances set out in the accompanying Circular.

If you are a registered Shareholder of the Company and are unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with Company’s transfer agent, National Securities Administrators Ltd. (“National”), 760 – 777 Hornby Street, Vancouver, British Columbia, V6Z 1S4, no later than 11:00 a.m. on September 7, 2020 or at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of any adjournment or postponement of the Meeting.

If you are a non-registered Shareholder and received this notice (“Notice”) of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your securities on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

In view of the current and rapidly evolving COVID-19 outbreak, the Company asks that, in considering whether to attend the Meeting in person, shareholders follow the instructions of the Public Health Agency of Canada (https://www.canada.ca/en/public-health/services/diseases/2019-novel-coronavirus-infection.html). The Company encourages Shareholders not to attend the Meeting in person if experiencing any of the described COVID-19 symptoms of fever, cough or difficulty breathing. The Company may take additional precautionary measures in relation to the Meeting in response to further developments in the COVID-19 outbreak. As always, the Company encourages shareholders to vote prior to the Meeting. Shareholders are encouraged to vote on the matters before the Meeting by proxy and to join the Meeting by teleconference. To access the Meeting by teleconference, dial toll free at 1-800-319-7310, Participation Code: 77783, followed by the # sign.

DATED at Vancouver, BC, the 20th day of December, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

Signed: “Brad Rogers”

Brad Rogers

Chief Executive Officer

RED WHITE & BLOOM BRANDS INC.

SUITE 810 - 789 WEST PENDER STREET

VANCOUVER, BC V6C 1H2

INFORMATION CIRCULAR

(as at December 20, 2021 except as otherwise indicated)

SOLICITATION OF PROXIES

This information circular (the “Circular”) is provided in connection with the solicitation of proxies by the Management of Red White & Bloom Brands Inc. (the “Company”). The form of proxy which accompanies this Circular (the “Proxy”) is for use at the annual general meeting of the shareholders of the Company to be held on Monday, January 26, 2022 (the “Meeting”), at the time and place set out in the accompanying notice of Meeting (the “Notice of Meeting”). The Company will bear the cost of this solicitation. The solicitation will be made by mail, but may also be made by telephone.

APPOINTMENT AND REVOCATION OF PROXY

The persons named in the Proxy are directors and/or officers of the Company. A registered shareholder (“Registered Shareholder”) who wishes to appoint some other person to serve as their representative at the Meeting may do so by striking out the printed names and inserting the desired person’s name in the blank space provided. The completed Proxy should be delivered to National Securities Administrators Ltd. (“National”) by 11:00 a.m. (Vancouver time) on Monday, January 24, 2022 or before 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting at which the Proxy is to be used.

The Proxy may be revoked by:

(a)	signing a proxy with a later date and delivering it at the time and place noted above;
(b)	signing and dating a written notice of revocation and delivering it to National, or by transmitting a revocation by telephonic or electronic means, to National, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the Proxy is to be used, or delivering a written notice of revocation and delivering it to the Chairman of the Meeting on the day of the Meeting or adjournment of it; or
(c)	attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Provisions Relating to Voting of Proxies

The shares represented by Proxy in the form provided to shareholders will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. If there is no direction by the Registered Shareholder, those shares will be voted for all proposals set out in the Proxy and for the election of directors and the appointment of the auditors as set out in this Circular. The Proxy gives the person named in it the discretion to vote as such person sees fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Circular, the management of the Company (the “Management”) knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

Advice to Beneficial Holders of Shares

The information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold shares in their own name. Shareholders who hold their shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by shareholders who appear on the records maintained by the Company’s registrar and transfer agent as registered holders of shares will be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then those shares will, in all likelihood, not be registered in the shareholder’s name. Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such shares are registered under the name of Cede & Co., the registration name for The Depository Trust Company, which acts as nominee for many United States brokerage firms. Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted or withheld at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. The form of instrument of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the instrument of proxy provided directly to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”) in Canada. Broadridge typically prepares a machine-readable voting instruction form (“VIF”), mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote shares directly at the Meeting. The VIFs must be returned to Broadridge (or instructions respecting the voting of shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the shares voted. If you have any questions respecting the voting of shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

The Notice of Meeting, Circular, Proxy and VIF, as applicable, are being provided to both registered shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories - those who object to their identity being known to the issuers of securities which they own (“OBOs”) and those who do not object to their identity being made known to the issuers of the securities which they own (“NOBOs”). Subject to the provisions of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), issuers may request and obtain a list of their NOBOs from intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials directly (not via Broadridge) to such NOBOs. If you are a Beneficial Shareholder and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the shares on your behalf.

The Company has distributed copies of the Notice of Meeting, Circular and VIF to intermediaries for distribution to NOBOs. Unless you have waived your right to receive the Notice of Meeting, Circular and VIF, intermediaries are required to deliver them to you as a NOBO of the Company and to seek your instructions on how to vote your shares.

The Company’s OBOs can expect to be contacted by Broadridge or their brokers or their broker’s agents as set out above. The Company does not intend to pay for intermediaries to deliver the Notice of Meeting, Circular and VIF to OBOs and accordingly, if the OBO’s intermediary does not assume the costs of delivery of those documents in the event that the OBO wishes to receive them, the OBO may not receive the documentation.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the shares in that capacity. NI 54-101 allows a Beneficial Shareholder who is a NOBO to submit to the Company or an applicable intermediary any document in writing that requests that the NOBO or a nominee of the NOBO be appointed as proxyholder. If such a request is received, the Company or an intermediary, as applicable, must arrange, without expenses to the NOBO, to appoint such NOBO or its nominee as a proxyholder and to deposit that proxy within the time specified in this Circular, provided that the Company or the intermediary receives such written instructions from the NOBO at least one business day prior to the time by which proxies are to be submitted at the Meeting, with the result that such a written request must be received by 11:00 a.m. (Vancouver time) on the day which is at least two business days prior to the Meeting. A Beneficial Shareholder who wishes to attend the Meeting and to vote their shares as proxyholder for the registered shareholder should enter their own name in the blank space on the VIF or such other document in writing that requests that the NOBO or a nominee of the NOBO be appointed as proxyholder and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to shareholders in the Notice of Meeting, Circular and the accompanying Proxy are to registered shareholders of the Company as set forth on the list of registered shareholders of the Company as maintained by the registrar and transfer agent of the Company, National, unless specifically stated otherwise.

Financial Statements

The audited financial statements of the Company for the year ended December 31, 2020 and 2019, together with the auditor’s report on those statements and Management Discussion and Analysis, will be presented to the shareholders at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at December 20, 2021, the Company’s authorized capital consists of an unlimited number of common shares (the “Shares”) and an unlimited number of Preferred shares without par value, of which an unlimited number are designated as Series 1 Convertible Preferred Shares (the “Series 1 Shares”) and an unlimited number are designated as Series 2 Convertible Preferred Shares (the “Series 2 Shares”). As at December 20, 2021, there were 253,919,944 Shares issued and outstanding, 3,181,250 Series 1 Shares issued and outstanding and 93,139,265 Series 2 Shares issued and outstanding. Each Share in the capital of the Company carry the right to one vote. Each Series 2 Share shall entitle the holder thereof to cast such number of votes as is equal to the number of Shares into which it is convertible.

Shareholders registered as at December 20, 2021 are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their Proxies at the place and within the time set forth in the notes to the Proxy.

To the knowledge of the directors and executive officers of the Company, only the following shareholder owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the outstanding voting rights of the Company.

Shareholder Name	Number of Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly (1)(2)	Percentage of Outstanding Shares
CDS & Co	202,987,648 Shares	79.94%
CDS & Co	51,989,775 Series 2 Shares	55.819%

(1)	This information was supplied to the Company from insider reports and beneficial ownership reports filed on SEDI, and from the beneficial shareholders themselves.

(2)	The holdings represent registered and beneficial ownership, and for the purposes hereof, beneficial ownership is presumed where sole voting and dispositive power is declared without disclaiming ownership.

SETTING NUMBER OF DIRECTORS

The persons named in the enclosed Proxy intend to vote in favour of fixing the number of directors at six (6). The Board proposes that the number of directors be fixed at six (6). Shareholders will therefore be asked to approve an ordinary resolution that the number of directors elected be fixed at six (6).

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed. The Management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, Proxies given pursuant to the solicitation by the Management will be voted for the nominees listed in this Circular. Management does not contemplate that any of the nominees will be unable to serve as a director.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company, and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date of this Circular.

Name, province or state and country of residence and position, if any, held in the Company	Principal occupation during the past five years	Served as director of the Company since	Number of shares of the Company beneficially owned, directly or indirectly, or controlled or directed at present (1)
Brad Rogers (2)(4) Ontario, Canada Chief Executive Officer and Director

Prior to the business combination agreement between Tidal Royalty Corp. (“Tidal”) and MichiCann Medical Inc. (“MichiCann”) to form the Company, Mr. Rogers acted as Michicann’s Chief Executive Officer and previously served as President of one of Canada’s leading licensed cannabis producers. Under Mr. Roger’s direction, the company created the Canadian cannabis market’s Gold Standard by producing quality, pharmaceutically standardized product across flower and extract. A recognized expert in cannabis production and a creative brand-building marketer, Mr. Rogers was instrumental in leading the company into early proﬁtability. He was the driving force behind its capital raises and IPO that peaked at a $1.5 billion market cap. In addition, Mr. Rogers was part of the team that built one of the first ever commercially scaled cannabis production facilities in the world (for medicinal cannabis use) in 2014. That company (Metrum) was successfully sold in 2016 to Canopy Growth (NYSE: WEED) for over $450 million.

Mr. Rogers holds an MBA from the Richard Ivey School of Business, proudly supports Toronto’s Centre for Addiction and Mental Health, the Trillium Gift of

Life Network, and Inner City EQAO Mentoring

		April 24, 2020	3,266,666 Shares 2,400,000 Series 2 Shares
Johannes (Theo) van der Linde British Columbia, Canada Director

Mr. van der Linde is a Chartered Accountant with 20 years’ extensive finance, administration and public accounting experience in diverse industries including mining, oil & gas, financial services, manufacturing and retail. During the last nine years of his career Mr. van der Linde has been focused on the mining industry working with Junior Exploration and producing mining Companies at various stages of growth and in several jurisdictions including South Africa, West- Africa, Peru, Sri- lanka and the United States. Mr. van der Linde currently acts a mining consultant as the President of Executive Management Solutions Ltd.

		July 20, 2017	Nil

Name, province or state and country of residence and position, if any, held in the Company	Principal occupation during the past five years	Served as director of the Company since	Number of shares of the Company beneficially owned, directly or indirectly, or controlled or directed at present (1)
Michael Marchese Ontario, Canada Director

Mr. Marchese was the president, director and co-founder of MichiCann, and played a major role in starting, developing and organizing the company. He also co- founded Aleafia Health Inc. and directed its branding. (TSX: ALEF: OTC: ALEAF, FRA: ARAH). He continues to advise the company. For the past several decades, Mr. Marchese has successfully operated his own branding company, Marchese Design, and has developed identities and communications programs for such leading brands as Aleafia, Tutto Gourmet Foods, V Grace Bay, Turks & Caicos and Royal Group Technologies and its successor company, the Vision Group.

		April 24, 2020	3,080,000 Shares 3,080,000 Series 2 Shares
William Dawson (2)(4) Ontario, Canada Director

Mr. Dawson is a Chartered Professional Accountant and Chartered Accountant

with more than 40 years of experience in the field. Mr. Dawson has served as the Chief Financial Officer of SBG – Skill Based Games Inc. since 2014 and the President and Chief Executive Officer of Play Games for Fun Limited Since 2013. Mr. Dawson previously served as Chief Financial Officer of Oakshire Holdings Limited from 2011 to 2018, Pong Game Studios Corporation from 2011 to 2018, Caliburger Canada Incorporated from 2015 to 2017 and Blow Canada Inc. from 2014 to 2017. Mr. Dawson holds a BA in economics and finance as well as an MBA from York University.

		April 24, 2020	308,144 Shares

Name, province or state and country of residence and position, if any, held in the Company	Principal occupation during the past five years	Served as director of the Company since	Number of shares of the Company beneficially owned, directly or indirectly, or controlled or directed at present (1)
Brendan Purdy (2)(3)(4) Ontario, Canada Director

Mr. Purdy is a practicing securities lawyer focused on the resource, life sciences, and technology sectors. In his private practice, he has developed extensive experience with respect to public companies, capital markets, mergers and acquisitions, and other transactions fundamental to the Canadian junior equity markets. Prior to receiving his J.D. from the University of Ottawa, Mr. Purdy completed a Bachelor of Management and Organizational Studies degree from the University of Western Ontario, majoring in finance and administration. Mr. Purdy was previously CEO of Enforcer Gold Corp. and High Hampton Holdings Corp., and has served as director of several private and public companies.

		July 20, 2017	Nil
Ryan Costello Pennsylvania, USA Director	See “Details of Directors Not Previously Elected by a Shareholder Vote” below.	November 3, 2021	Nil

Notes:

(1)	The information as to Shares beneficially owned or controlled has been provided by the nominees themselves.
(2)	A member of the audit committee.

(3)	Chair of the audit committee.

(4)	A member of the compensation committee.

No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company.

DETAILS OF DIRECTORS NOT PREVIOUSLY ELECTED BY A SHAREHOLDER VOTE

Mr. Ryan Costello

Mr. Costello is a former U.S. Congressman (2015-2019, R-PA), and now public policy consultant. Mr. Costello advises companies and investors on public policy and strategic objectives on matters before legislative and administrative agencies, primarily involving healthcare, energy, environmental, technology and transportation matters. In Congress, he served on the Committee on Energy & Commerce, which has jurisdiction over a broad range of industries and policy areas, including healthcare and cannabis policy, as well as the Veteran’s Affairs Committee.

Prior to Congress, Mr. Costello was an attorney in private practice, representing clients on regulatory compliance and permit approvals involving governmental agencies, real estate acquisitions, financing, and project approvals; he also served as counsel for various governmental and quasi-governmental agencies.

Mr. Costello is a graduate of Ursinus College, B.A., with Honors, and received his law degree from the Villanova University Charles Widger School of Law.

Management recommends the approval of each of the nominees listed above for election as a director of the Company for the ensuing year.

Management does not contemplate that any of its nominees will be unable to serve as directors. If any vacancies occur in the slate of nominees listed above before the Meeting, then the Designated Persons intend to exercise discretionary authority to vote the Shares and Series 2 Shares represented by proxy for the election of any other persons as directors.

Corporate Cease Trade Orders or Bankruptcies

Other than as set out below, no director or proposed director of the Company is, or within the ten years prior to the date of this Circular has been, a director or executive officer of any company, including the Company, that while that person was acting in that capacity:

(a)	was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)	was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Brendan Purdy was an independent director of Boomerang Oil, Inc. (“Boomerang”) when cease trade orders were issued by the BCSC and ASC in 2015 due to Boomerang failing to file its annual audited financial statements for the fiscal year ended September 30, 2014, and its management's discussion and analysis relating thereto, as required under Part 5 of National Instrument 51-102 – Continuous Disclosure Obligations. Boomerang continues to be subject to renewed cease trade orders.

Individual Bankruptcies

No director or proposed director of the Company has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

None of the proposed directors have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable security holder making a decision about whether to vote for the proposed director.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officers

During the financial year ended December 31, 2019, the Company had four Named Executive Officers (“NEOs”) being, Johannes (Theo) van der Linde, former Chief Financial Officer (“CFO”), Brendan Purdy, former interim Chief Executive Officer (“CEO”), Terry Taouss, former President and Paul Rosen, former CEO.

During the fiscal year ended December 31, 2020 the Company had two NEO’s; Brad Rogers, Chief Executive Officer; and Johannes P.M. van der Linde, Chief Financial Officer and Corporate Secretary. “Named Executive Officer” means: (a) each CEO, (b) each CFO, (c) the most highly compensated executive officer of the company, including any of its subsidiaries, or the most highly compensated individual acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was more than $150,000; and (d)  each individual who would be a NEO under (c) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

DIRECTOR AND NAMED EXECUTIVE OFFICER COMPENSATION TABLE

Set out below is a summary of compensation paid or accrued during the Company’s two most recently completed financial years to the Company’s NEOs and directors for services provided and for services to be provided, directly or indirectly, to the Company or any subsidiary thereof.

Director and Named Executive Officer Compensation Table

Table of compensation excluding compensation securities
Name and principal position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Johannes (Theo) van	2020 2019	140,858 81,250	Nil Nil	Nil Nil	Nil Nil	67,643 Nil	208,501 81,250
der Linde (1)
Former Chief Financial
Officer, Corporate
Secretary and Director
Brendan Purdy (2) Director & Former Interim CEO	2020 2019	2,341 Nil	Nil Nil	Nil Nil	Nil Nil	67,519 Nil	69,860 Nil
Terry Taouss (3) Former President	2020 2019	Nil 72,917	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil 18,200
Paul Rosen (4) Former Director, CEO and President	2020 2019	Nil 195,833	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil 195,833
Stuart Wooldridge (5)	2020	Nil	Nil	Nil	Nil	Nil	Nil
Former Director	2019	18,200	Nil	Nil	Nil	Nil	18,200
Brian Penny (6) Former Director	2020 2019	Nil 16,014	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil 16,014
Brad Rogers (7) CEO & Director	2020 2019	350,963 N/A	Nil N/A	Nil N/A	Nil N/A	195,138 N/A	545,831 N/A
Michael Marchese (7) Director	2020 2019	162,000 N/A	Nil N/A	Nil N/A	Nil N/A	67,370 N/A	162,000 N/A
William Dawson (7) Director	2020 2019	77,460 N/A	Nil N/A	Nil N/A	Nil N/A	67,370 N/A	144,830 N/A

Notes:

(1)	Mr. van der Linde was appointed as CFO and a director of the Company on July 20, 2017. Mr. van der Linde was appointed as Corporate Secretary of the Company on August 16, 2018. All of the compensation received by Mr. van der Linde was in respect of his position as CFO of the Company. Mr. van der Linde resigned as the CFO on October 21, 2021

(2)	Mr. Purdy was appointed as a director of the Company on July 20. 2017. Mr. Purdy was appointed as the interim CEO of the Company on February 22, 2019 and resigned as interim CEO on April 24, 2020.

(3)	Mr. Taouss was appointed as President of the Company on July 5, 2018 and resigned on January 22, 2019. All of the compensation received by Mr. Taouss was in respect of his position as President of the Company.

(4)	Mr. Rosen resigned as a director of the Company on February 22, 2019 and as an officer of the Company on April 24, 2020. All of the compensation received by Mr. Rosen was in respect of his position as CEO of the Company.

(5)	Mr. Wooldridge was appointed as a director of the Company on July 22, 2002 and resigned on April 24, 2020.

(6)	Mr. Penny was appointed as a director of the Company on June 22, 2016 and resigned on June 28, 2019.

(7)	Each of Messrs. Rogers, Marchese and Dawson were appointed as directors of the Company on April 24, 2020.

Stock Options and Other Compensation Securities

The following table sets forth all compensation securities granted or issued to each NEO and director of the Issuer on a post-consolidated basis during the year ended December 31, 2020 for services provided or to be provided, directly or indirectly, to the Issuer or any of its subsidiaries:

Compensation Securities
					Closing
					price of	Closing
		Number of			security	price of
		compensation		Issue,	or	security or
	Type of	securities,		conversion	underlying	underlying
	compensation	number of	Date of	or	security	security at	Expiry
Name and	security	underlying	issue or	exercise	on date of	year end ($)	Date
position		securities	grant	price ($)	grant ($)

William Dawson Director	Stock Options	500,000 options exercisable into 500,000 Shares	10/01/20	$0.65	$0.65	$0.25	10/01/25
Theo van der Linde CFO & Director	Stock Options	500,000 options exercisable into 500,000 Shares	10/01/20	$0.65	$0.65	$0.25	10/01/25
Brad Rogers CEO & Director	Stock Options	500,000 options exercisable into 500,000 Shares	10/01/20	$0.65	$0.65	$0.25	10/01/25
Michael Marchese Director	Stock Options	500,000 options exercisable into 500,000 Shares	10/01/20	$0.65	$0.65	$0.25	10/01/25
Brendan Purdy Director	Stock Options	500,000 options exercisable into 500,000 Shares	10/01/20	$0.65	$0.65	$0.25	10/01/25

Exercise of Compensation Securities by Directors and Named Executive Officers

No compensation securities were exercised by any director or NEO during the year ended December 31, 2020.

External Management Companies

None of the NEOs or directors of the Company have been retained or employed by an external management company which has entered into an understanding, arrangement or agreement with the Company to provide executive management services to the Company, directly or indirectly.

Stock Option Plans and Other Incentive Plans

On July 27, 2020 the Board approved a restricted share unit plan (the “2020 RSU Plan”) and a 20% rolling stock option plan (the “2020 Option Plan” and together with the 2020 RSU Plan, the “2020 Plans”) to grant restricted share units (“RSU’s”) and incentive stock options (“Options”) to directors, officers, key employees and consultants of the Company. Pursuant to the 2020 RSU Plan and the 2020 Option Plan, the Company may reserve up to a maximum of 20% of the issued and outstanding Shares at the time of grant pursuant to awards granted under the 2020 Plans. Previously, the Company had a 10% rolling stock option plan that was implemented which authorized the Board to grant stock options to directors, officers, employees and consultants to acquire up to 10% of the issued and outstanding Shares of the Company.

2020 Option Plan

The 2020 Option Plan of the Company is designed to give each Option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability and to reward individuals for current performance and expected future performance. The Board considers Option grants when reviewing executive officer compensation packages as a whole.

The Board has sole discretion to determine the key employees to whom it recommends that grants be made and to determine the terms and conditions of the Options forming part of such grants. The Board approves ranges of Option grants for each level of executive officer. Individual grants are determined by an assessment of an individual’s current and expected future performance, level of responsibilities and the importance of the position to the Company.

2020 RSU Plan

The 2020 RSU Plan provides for granting of RSU’s for the purposes of advancing the interests of the Company through motivation, attraction and retention of employees, officers, consultants and directors by granting equity-based compensation incentives, in addition to the Company’s 2020 Option Plan.

RSUs granted pursuant to the 2020 RSU Plan will be used to compensate participants for their individual performance- based achievements and are intended to supplement stock option awards in this respect, the goal of such grants is to more closely tie awards to individual performance based on established performance criteria.

The 2020 Plans has been used to provide stock options and RSU’s which are granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Company. In determining the number of Options or RSU’s to be granted to the executive officers, the Compensation Committee with consultation of the Board takes into account the number of Options or RSU’s, if any, previously granted to each executive officer, and the exercise price of any outstanding Options to ensure that such grants are in accordance with the policies of the CSE and closely align the interests of the executive officers with the interests of shareholders.

The Compensation Committee with consultation of the Board has the responsibility to administer the compensation policies related to the executive management of the Company, including option-based and share-based awards.

Employment, consulting and management agreements

Other than as set out below, the Company has not entered into any other contract, agreement, plan or arrangement that provides for payments to a NEO or a director at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement a change in control of the Company or a change in an NEOs or directors’ responsibilities.

The Company entered into a management consulting agreement with Johannes (Theo) van der Linde effective July 20, 2017 with regard to his services as Chief Financial Officer of the Company. Pursuant to the agreement, the Company agreed to pay Mr. van der Linde a base salary of $72,000 per annum and shall continue indefinitely until terminated by either party in accordance with the terms of the agreement. The agreement provides for a severance clause of three months’ notice for termination. In the event that Mr. van der Linde resigns for “Good Cause” following a “Change of Control” (as those terms are defined in the applicable agreement), Mr. van der Linde will be entitled to two times the annual pro-rated fee paid.

The Company entered into an informal verbal agreement with Paul Rosen effective July 20, 2017 with regard to his services as CEO of the Company. Pursuant to the informal verbal agreement, the Company agreed to pay Mr. Rosen a base salary of $300,000 per annum and shall continue indefinitely until terminated by either party. The agreement does not contain severance or change of control provisions. Subsequent to the year ended December 31, 2018, Mr. Rosen’s salary was increased to $400,000 per annum. Mr. Rosen ceased to act as an officer and director of the Company effective February 2019 and the agreement was terminated.

The Company entered into an informal verbal agreement with Terry Taouss effective July 5, 2018 with regard to his services as President of the Company. Pursuant to the informal verbal agreement, the Company agreed to pay Mr. Taouss a base salary of $175,000 per annum, with possible bonuses to be awarded at the discretion of the Company and shall continue indefinitely until terminated by either party. The agreement provides for a severance clause of twelve months’ notice for termination. The agreement does not contain change of control provisions. Subsequent to the year ended December 31, 2018, Mr. Taouss’ salary was increased to $250,000. Mr. Taouss ceased to act as an officer of the Company effective February 2019 and the agreement was terminated.

Oversight and description of director and named executive officer compensation

The Board is responsible for determining, by way of discussions at board meetings, the compensation to be paid to the NEOs and directors of the Company. The Board conducts reviews with regard to the compensation of the directors and the executive officers once a year.

Director Compensation

For the financial year ended December 31, 2020, the Company did not employ a nominating committee. All tasks related to developing and monitoring the approach to the nomination of directors to the Board were performed by the members of the Board.

Other than as set forth in the foregoing, no director of the Company who is not a Named Executive Officer has received, during the most recently completed financial year, compensation pursuant to:

(a)	any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors; or

(c)	any arrangement for the compensation of directors for services as consultants or expert.

Named Executive Officer Compensation

For the financial year ended December 31, 2020, the Company did not have a formal compensation program with specific performance goals nor did it employ a compensation committee. All tasks related to developing and monitoring the Company’s approach to the compensation of officers were performed by the members of the Board. The compensation of each of the NEOs was reviewed, recommended and approved by the Company’s independent directors.

The Board considers the performance of each NEO along with the Company’s ability to pay compensation and the Company's results of operation for the period. As the objectives of the Company’s compensation procedures are to align the interests of employees with the interests of shareholders, a significant portion of total compensation is based upon overall corporate performance.

Compensation is designed to achieve the following key objectives:

•	to support our overall business strategy and objectives;

•	to provide market competitive compensation that is substantially performance-based;

•	to provide incentives that encourage superior corporate performance and retention of highly skilled and talented NEOs; and

•	to align executive compensation with corporate performance and therefore shareholders' interests.

Our compensation package is comprised of short-term compensation in the form of base salary or service fees, medium-term compensation in the form of discretionary cash bonuses and long-term compensation in the form of option-based awards. The Company does not have a formal compensation program which sets benchmarks for performance by NEOs. Base salary is determined by the Board largely based on market standards. In addition, the Board may consider, on an annual basis, an award of bonuses to key executives and senior management. The amount and award of such bonuses is discretionary, depending on, among other factors, the financial performance of the Company and the position of a participant. The Board considers that the payment of such discretionary annual cash bonuses satisfies the medium-term compensation component. No bonuses were awarded for the financial year ended December 31, 2020. Lastly, the Company chooses to grant stock options to executive officers to satisfy the long-term compensation component.

The Board has not directly considered the implications of the risks associated with our compensation policies and practices. The Company does not have a set policy preventing an NEO or director from purchasing financing instruments such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by such person. The Company does not use a peer group to determine compensation.

Since the end of the December 31, 2019 financial year, the Board has established a Compensation Committee. The charter of the Compensation Committee is summarized below under “Corporate Governance Disclosure – Compensation Committee”.

Pension Disclosure

The Company does not have a pension plan that provides for payments or benefits to the NEOs or directors at, following, or in connection with retirement. The Company does not have any form of deferred compensation plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers, employees of the Company, the proposed nominees for election to the Board, or their respective associates or affiliates, are or have been indebted to the Company since the beginning of the most recently completed financial year of the Company.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company or any proposed nominee of Management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, since the beginning of the Company’s last financial year in matters to be acted upon at the Meeting, other than the election of directors, the appointment of auditors and the confirmation of the Option Plan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the persons who were directors or executive officers of the Company or a subsidiary at any time during the Company’s last completed financial year, the proposed nominees for election to the Board, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding Shares of the Company, nor the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company.

APPOINTMENT OF AUDITOR

Auditor

At the Meeting, Shareholders will be asked to pass an ordinary resolution to appoint Macias Gini & O’Connell LLP, Chartered Professional Accountants as the auditor to hold office until the next annual meeting of the Shareholders or until such firm is removed from office or resigns as provided by law and to authorize the Board to fix the remuneration to be paid to the auditor. Macias Gini & O’Connell LLP were appointed as the Company’s auditor effective June 11, 2021 following the resignation of MNP LLP Chartered Professional Accountants at the Company’s request.

Copies of the Company’s Notice of Change of Auditor and each of the letters provided by MNP LLP and Macias Gini & O’Connell LLP in response (collectively, the “Reporting Package”) are attached as Schedule “C” to this Information Circular and have been filed on SEDAR. The Reporting Package has been reviewed and approved by the Board of Directors of the Company.

Management intends to nominate Macias Gini & O’Connell LLP, Chartered Accountants, of California, United States, for appointment as auditor of the Company. Forms of proxies given pursuant to this solicitation will, on any poll, be voted as directed and, if there is no direction, for the appointment of Macias Gini & O’Connell LLP, Chartered Accountants, as the auditor of the Company to hold office for the ensuing year with remuneration to be fixed by the directors.

MANAGEMENT CONTRACTS

Other than as disclosed below, no Management functions of the Company are to any substantial degree performed by a person or company other than the directors or NEOs of the Company.

The Company entered into a management agreement (the “Management Contract”) with Pender Street Corporate Consulting Ltd. (“PSCC”) of Suite 810 – 789 West Pender Street, Vancouver, British Columbia, V6C 1H2 dated for reference January 1, 2018, and subsequently assigned to Partum Advisory Services Corp. (“Partum”) on April 3, 2019, as amended on April 1, 2020 to provide certain corporate, accounting and administrative services to the Company in accordance with the terms of the Management Contract for a monthly fee of $6,000 plus applicable taxes and reimbursement of all out-of-pocket expenses incurred on behalf of the Company. The Management Contract is for an initial term of 12 months, to be automatically renewed for further 12 month periods, unless either party gives 90 days’ notice of non-renewal, in which case the Management Contract will terminate. The Management Contract can be terminated by either party on 90 days’ written notice. It can also be terminated by the Company for cause without prior notice or upon the mutual consent in writing of both parties. If there is a take-over or change of control of the Company resulting in the termination of the Management Agreement, Partum is entitled to receive an amount equal to six months of fees payable as a lump sum payment due on the day after the termination date.

Partum was not indebted to the Company during the Company’s last completed financial year, and the Management Contract remains in effect.

During the most recently completed financial year, the Company paid or accrued a total $120,000 in corporate, accounting and administrative service fees.

AUDIT COMMITTEE

The Company is required to have an audit committee (the “Audit Committee”) comprised of not less than three directors, a majority of whom are not officers, control persons or employees of the Company or an affiliate of the Company.

Audit Committee Charter

The text of the Audit Committee’s charter is attached as Schedule “A” to this Circular.

Composition of Audit Committee and Independence

The Company’s current Audit Committee consists of Brad Rogers, Brendan Purdy and William Dawson.

National Instrument 52-110 – Audit Committees (“NI 52-110”) provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Company’s Board, reasonably interfere with the exercise of the member’s independent judgment. Of the Company’s current Audit Committee members, Brendan Purdy and William Dawson are “independent” within the meaning of NI 52-110. Brad Rogers is not “independent” as he is also the CEO of the Company.

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. All of the members of the Audit Committee are “financially literate” as that term is defined. The following sets out the Audit Committee members’ education and experience that is relevant to the performance of his responsibilities as an audit committee member.

Relevant Education and Experience

Brad Rogers – Mr. Rogers has an extensive track record of building tremendously successful and profitable businesses in the cannabis sector. He grew two of Canada’s largest cannabis producers to a combined market cap of $2 billion and was part of the team that built one of the first ever commercially scaled cannabis production facilities in the world (for medicinal cannabis use) in 2014. That company (Metrum) was successfully sold in 2016 to Canopy Growth (NYSE:WEED) for over $450 million. He holds an MBA from the Richard Ivey School of Business

Brendan Purdy – Mr. Purdy is a practicing securities lawyer, with experience in public companies, and the capital markets. Mr. Purdy received his J.D. from the University of Ottawa, received a Bachelor of Management and Organizational Studies degree from the University of Western Ontario. Mr. Purdy has significant cannabis industry experience, in both his private practice and in his capacity as management and director of public cannabis issuers. Mr. Purdy most recently acted as Director, CEO, and Chairman of High Hampton Holdings Corp. (CSE: HC), a CSE- listed cannabis investment company focused on acquisitions of cannabis distribution companies, branding opportunities, and state licensed producers in California, USA. Mr. Purdy was involved in identifying and facilitating the acquisition of CoachellaGro Corp., a California-based corporation holding 10.8 acres of land within the designated cannabis cultivation zone in Coachella, California.

William Dawson – Mr. Dawson is a Chartered Professional Accountant and Chartered Accountant with more than 40 years of experience in the field. Mr. Dawson has served as the Chief Financial Officer of SBG – Skill Based Games Inc. since 2014 and the President and Chief Executive Officer of Play Games for Fun Limited Since 2013. Mr. Dawson previously served as Chief Financial Officer of Oakshire Holdings Limited from 2011 to 2018, Pong Game Studios Corporation from 2011 to 2018, Caliburger Canada Incorporated from 2015 to 2017 and Blow Canada Inc. from 2014 to 2017. Mr. Dawson holds a BA in economics and finance as well as an MBA from York University.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the Audit Committee of the Company has not made any recommendations to nominate or compensate an external auditor which were not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on:

(d)	the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110; or

(e)	an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Pre-Approval Policies and Procedures

The Audit Committee has not adopted any specific policies and procedures for the engagement of non-audit services.

Audit Fees

The following table sets forth the fees paid by the Company and its subsidiaries to Manning Elliott LLP, Chartered Accountants, and Macias Gini & O’Connell LLP, for services rendered in the last two fiscal years:

	2020	2019
	($)	($)
Audit fees (1)	631,000	60,375
Audit related fees (2)	53,609	525
Tax fees (3)	—	5,801
All other fees (4)	—	3,517
Total	684,609	70,219

Notes:

(1)	“Audit fees” include aggregate fees billed by the Company’s external auditor in each of the last two fiscal years for audit fees.

(2)	“Audited related fees” include the aggregate fees billed in each of the last two fiscal years for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit fees” above. The services provided include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.
(3)	“Tax fees” include the aggregate fees billed in each of the last two fiscal years for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning. The services provided include tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.
(4)	“All other fees” include the aggregate fees billed in each of the last two fiscal years for products and services provided by the Company’s external auditor, other than “Audit fees”, “Audit related fees” and “Tax fees” above.

Exemption in Section 6.1

The Company is a “venture issuer” as defined in NI 52-110 and is relying on the exemption in section 6.1 of NI 52- 110 relating to Parts 3 (Composition of Audit Committee) and 5 (Reporting Obligations).

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 - Disclosure of Corporate Governance Practices, requires all reporting issuers to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the “Guidelines”) adopted in National Policy 58-201. These Guidelines are not prescriptive, but have been used by the Company in adopting its corporate governance practices. The Board and Management consider good corporate governance to be an integral part of the effective and efficient operation of Canadian corporations. The Company’s approach to corporate governance is set out below.

Board of Directors

Management is nominating five individuals to the Board, all of whom are current directors of the Company.

The Guidelines suggest that the board of directors of every reporting issuer should be constituted with a majority of individuals who qualify as “independent” directors under NI 52-110, which provides that a director is independent if he or she has no direct or indirect “material relationship” with the Company. The “material relationship” is defined as a relationship which could, in the view of the Company’s Board, reasonably interfere with the exercise of a director’s independent judgement. All of the current members of the Board are considered “independent” within the meaning of NI 52-110, except for Brad Rogers, who is the CEO of the Company.

The Board has a stewardship responsibility to supervise the management of and oversee the conduct of the business of the Company, provide leadership and direction to Management, evaluate Management, set policies appropriate for the business of the Company and approve corporate strategies and goals. The day-to-day management of the business and affairs of the Company is delegated by the Board to the CEO and the President. The Board will give direction and guidance through the President and CEO to Management and will keep Management informed of its evaluation of the senior officers in achieving and complying with goals and policies established by the Board.

The Board recommends nominees to the shareholders for election as directors, and immediately following each annual general meeting appoints an Audit Committee and, going forward, will appoint a Compensation Committee and the chairperson of each committee. The Board establishes and periodically reviews and updates the committee mandates, duties and responsibilities of each committee, elects a chairperson of the Board and establishes his or her duties and responsibilities, appoints the CEO, CFO and President of the Company and establishes the duties and responsibilities of those positions and on the recommendation of both the CEO and the President, appoints the senior officers of the Company and approves the senior management structure of the Company.

The Board exercises its independent supervision over management by its policies that (a) periodic meetings of the Board be held to obtain an update on significant corporate activities and plans; and (b) all material transactions of the Company are subject to prior approval of the Board. The Board shall meet not less than three times during each year and will endeavour to hold at least one meeting in each fiscal quarter. The Board will also meet at any other time at the call of the President, or subject to the Articles of the Company, of any director.

The mandate of the Board, as prescribed by the Business Corporations Act (British Columbia) (the “Act”), is to manage or supervise management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the Board oversees the management of the Company’s affairs directly and through its committees.

Directorships

The following directors of the Company are also directors of other reporting issuers as stated:

•	Brendan Purdy is a director of International Cobalt Corp., DGTL Holdings Inc. (formerly Conscience Capital Inc.), Canadian Goldcamps Corp. (formerly Supreme Metals Corp), Nuran Wireless Inc., i3 Interactive Inc. (Formerly Interactive Games Technologies Inc), Rotonda Ventures Corp. (formerly 1001876 B.C. Ltd.), KetamineOne Capital Limited (formerly, Myconic Capital Corp.), and Powertap Hydrogen Capital Corp. (formerly Clean Power Capital Corp.),

•	Johannes (Theo) van der Linde is a director of Powertap Hydrogen Capital Corp. (formerly Clean Power Capital Corp.), MegumaGold Corp., Slam Exploration Ltd., Elcora Advanced Materials Corp. and Boksburg Ventures Inc.

Orientation and Continuing Education

The Board’s practice is to recruit for the Board persons with extensive experience in the cannabis sector and in public company matters. Prospective new board members are provided a reasonably detailed level of background information, verbal and documentary, on the Company’s affairs and plans prior to obtaining their consent to act as a director.

The Board provides training courses to the directors as needed, to ensure that the Board is complying with current legislative and business requirements.

Ethical Business Conduct

The Board encourages and promotes a culture of ethical business conduct through communication and supervision as part of their overall stewardship responsibility. In addition, the Board has adopted a Corporate Conduct and Code of Ethics Policy (the “Code”) to be followed by the Company’s directors, officers, employees and principal consultants and those of its subsidiaries. The Code is also to be followed, where appropriate, by the Company’s agents and representatives, including consultants where specifically required. The purpose of the Code is to, among other things, promote honest and ethical conduct, avoid conflict of interest, protect confidential information and comply with the applicable government laws and securities rules and regulations.

Nomination of Directors

The Board identifies new candidates for board nomination by an informal process of discussion and consensus- building on the need for additional directors, the specific attributes being sought, likely prospects, and timing. Prospective directors are not approached until consensus is reached. This process takes place among the Chairman and a majority of the non-executive directors.

Compensation Committee

The text of the Compensation Committee’s charter is attached as Schedule “B” to this Circular.

The Compensation Committee will operate under supervision of the Board and will have overall responsibility for reviewing and recommending the compensation of the Company's CEO, other executive officers and key employees, overseeing the Company's compensation and benefits policies, plans and programs and general oversight of the Company's compensation structure. The Compensation Committee will be appointed annually by the Board of Directors and will consist of a minimum of three directors, a majority of whom will be independent.

Meetings of the Compensation Committee shall occur as often as considered necessary or appropriate and shall generally occur without the presence of management. The CEO may not be present for any portion of any meeting at which the compensation of the CEO is being deliberated or voted upon.

Assessments

The Board annually reviews its own performance and effectiveness as well as the effectiveness and performance of its committees. Effectiveness is subjectively measured by comparing actual corporate results with stated objectives. The contributions of individual directors are informally monitored by other Board members, bearing to mind the business strengths of the individual and the purpose of originally nominating the individual to the Board.

The Board monitors the adequacy of information given to directors, communication between Board and Management and the strategic direction and processes of the Board and its committees.

The Board believes its corporate governance practices are appropriate and effective for the Company, given its size and operations. The Company’s corporate governance practices allow the Company to operate efficiently, with checks and balances that control and monitor Management and corporate functions without excessive administration burden.

GENERAL MATTERS

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the person named in the Proxy intends to vote on any poll, in accordance with his or her best judgement, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Financial information about the Company is provided in the Company’s comparative annual financial statements to December 31, 2020, copies of which, together with Management’s Discussion and Analysis thereon, can be found on the Company’s SEDAR profile at www.sedar.com. Additional financial information concerning the Company may be obtained by any securityholder of the Company free of charge by contacting the Company, at Suite 810 - 789 West Pender Street, Vancouver, British Columbia, V6C 1H2 or by telephone at 604-687-2038.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, British Columbia, the 20th day of December, 2021.

ON BEHALF OF THE BOARD

Signed: “Brad Rogers”

Brad Rogers

Chief Executive Officer

RED WHITE & BLOOM BRANDS INC.

Schedule “A”

Audit Committee Charter

(SEE ATTACHED)

Audit Committee Charter

The following Audit Committee Charter was adopted by the Audit Committee of the Board of Directors and the Board of Directors of RED WHITE & BLOOM BRANDS INC. (the “Company”):

Mandate

The primary function of the audit committee (the “Committee”) is to assist the Company’s Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:

•	serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company's financial statements;

•	review and appraise the performance of the Company’s external auditors; and

•	provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of a minimum three directors as determined by the Board of Directors. If the Company ceases to be a “venture issuer” (as that term is defined in National Instrument 51-102), then all of the members of the Committee shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

If the Company ceases to be a “venture issuer” (as that term is defined in National Instrument 51-102), then all members of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Audit Committee Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

1.	Documents/Reports Review

(a)	review and update Audit Committee Charter annually, and

(b)	review the Company's financial statements, MD&A and any annual and interim earnings press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

2.	External Auditors

(a)	review annually, the performance of the external auditors who shall be ultimately accountable to the Company's Board of Directors and the Committee as representatives of the shareholders of the Company;

(b)	obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1;

(c)	review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors;

(d)	take, or recommend that the Company's full Board of Directors take appropriate action to oversee the independence of the external auditors, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(e)	recommend to the Company's Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval;

(f)	recommend to the Company's Board of Directors the compensation to be paid to the external auditors;

(g)	at each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements;

(h)	review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company;

(i)	review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements; and

(j)	review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

(i)	the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided,

(ii)	such services were not recognized by the Company at the time of the engagement to be non-audit services, and

(iii)	such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

3.	Financial Reporting Processes

(a)	in consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external;

(b)	consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting;

(c)	consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management;

(d)	review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments;

(e)	following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

(f)	review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements;

(g)	review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented;

(h)	review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters;

(i)	review certification process;

(j)	establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(k)	establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

4.	Other

(a)	review any related-party transactions;

(b)	engage independent counsel and other advisors as it determines necessary to carry out its duties; and

(c)	to set and pay compensation for any independent counsel and other advisors employed by the Committee.

RED WHITE & BLOOM BRANDS INC.

Schedule “B”

Compensation Committee Charter

(SEE ATTACHED)

RED WHITE & BLOOM BRANDS INC.

(THE "COMPANY")

COMPENSATION COMMITTEE CHARTER

1.	PURPOSE

1.1          The Compensation Committee (the "Committee") of the Board of Directors (the "Board") of Red White & Bloom Brands Inc. (the "Company"), under the supervision of the Board, shall have the overall responsibility for:

A.	reviewing and recommending the compensation of the Company's Chief Executive Officer ("CEO"), other executive officers and key employees (collectively, the "Management");

B.	overseeing the Company's compensation and benefits policies, plans and programs;

C.	general oversight of the Company's compensation structure; and such other additional specific duties and responsibilities as are set out herein.

The term "compensation" shall include salary, incentive and equity compensation, bonuses, severance arrangements and other compensatory benefits or rights received under the Company's benefit plans.

2.	COMMITTEE COMPOSITION

The membership of the Compensation Committee shall be as follows:

•	The Compensation Committee, appointed annually by members of the Board, shall consist of a minimum of three members of the Board, the majority of whom will be independent.

•	The Board will elect, by a majority vote, one Committee member to serve as Chairman of the Committee (the "Chairman") for a one-year term.

•	Committee members may serve on the Committee for consecutive terms.

•	A member may resign from the Committee. Vacancies shall be filled by appointment from among the independent members of the Board.

3.	MEETINGS

•	The Committee shall meet as often as may be considered necessary or appropriate, in its judgment, and will report regularly to the full Board with respect to its activities.

•	The Committee may meet either in person, by teleconferencing, or by videoconferencing, at such times and place as determined by the Chairman.

•	A majority of the members of the Committee, present in person, by teleconferencing, or by videoconferencing will constitute a quorum.

•	Meetings will be generally conducted without the presence of members of management.

•	The CEO may not be present for any portion of any meeting at which the compensation of the CEO is being deliberated or voted upon.

•	Minutes of the Committee meetings will be kept, filed in the Company's minute book and distributed to each member of the Committee and the Board.

4.	RESPONSIBILITIES

Subject to the powers and duties of the Board, the Board hereby delegates to the Committee the following powers and duties to be performed by the Committee on behalf of and for the Board:

A.	Compensation of CEO, Other Executive Officers and Key Employees

•	On an annual basis, or more frequently, if deemed necessary by the Committee or requested by the Board, review and recommend corporate goals and objectives concerning the CEO and other executive officers' compensation;

•	Evaluate the CEO's, other executive officers' and key employees' performance against these corporate goals and objectives;

•	Determine and recommend the CEO's, other executive officers' and key employees' compensation and benefits plans based on this evaluation;

•	Review and recommend to the Board the overall compensation of each newly elected executive officer and key employee, including all employment related and severance agreements; and

•	Evaluate on a periodic basis the competitiveness of the remuneration packages for Management.

B.	Board of Directors Compensation

•	Review annually, or more frequently if deemed necessary by the Committee or requested by the Board, and recommend to the Board for its approval, the compensation paid to directors who serve on the Board or its committees, including any retainer, chair fees, and equity compensation, in accordance with regulatory limitations. These recommendations should take into account national and industry-wide compensation practices and trends for comparable companies.

C.	Company Compensation

•	Oversee and evaluate the Company's general compensation structure and policies to attract, award, develop and retain Management and other employees;

•	Review and approve annually the compensation adjustments for non- Management employees; and

•	Evaluate on a periodic basis the competitiveness of the compensation plan to non-Management employees.

D.	Administration of Plans

•	Review and administer the Company's stock option plan and other equity-based and incentive compensation plans (the "Plans") and make recommendations to the Board as appropriate;

•	Evaluate on a periodic basis the competitiveness of the Plans established and make recommendations for improvement as appropriate;

•	Evaluate the use of the Plans, from time to time, as a form of incentive compensation for external consultants, subject to applicable laws and regulations; and

•	Monitor the compliance of these plans with applicable laws and regulations.

E.	Public Disclosure of Executive Compensation

•	Review all disclosure of executive compensation, including compensation philosophy, prior to public release; and

•	Prepare any executive compensation report required by regulatory requirements for inclusion in the Company's annual report, proxy statement, information circular or other regulatory filings.

F.	Committee Assessment

•	Evaluate as required the performance of the Committee in light of the roles and responsibilities outlined in this Charter.

G.	Charter Evaluation

•	Review, discuss and assess annually this Charter and recommend changes to the Board for approval.

H.	Experts and Advisors

•	The Committee may retain or appoint, at the Company's expense, internal or external legal, accounting or other advisors and consultants to assist it in carrying out its duties. The Committee shall have the authority to terminate such arrangements as appropriate.

I.	General Authority

•	The Committee may form and delegate authority to subcommittees as appropriate; and

•	The Committee shall also have such other powers and duties as are delegated to it by the Board.

RED WHITE & BLOOM BRANDS INC.

Schedule “C”

Change of Auditor

(SEE ATTACHED)

RED WHITE & BLOOM BRANDS INC.

NOTICE OF CHANGE OF AUDITOR

TO:	MNP LLP

AND TO:	Macias Gini & O’Connell LLP

AND TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Prince Edward Island Securities Office
Government of Newfoundland and Labrador Financial Services
Regulation Division
Nova Scotia Securities Commission

TAKE NOTICE THAT:

(a)	MNP LLP, the former auditors (the “Former Auditors”) of Red White & Bloom Brands Inc. (the "Corporation") have been requested to tender their resignation as the auditors of the Corporation effective June 11, 2021 and the directors of the Corporation on June 11, 2021 appointed Macias Gini & O’Connell LLP (the “Successor”), as the Corporation’s successor auditors;

(b)	the Former Auditors were requested to resign by the Corporation;

(c)	the resignation of the Former Auditors and the appointment of the Successor has been approved by the audit committee and confirmed by the board of directors of the Corporation;

(d)	the Former Auditor has not issued any audit reports on the previous financial statements of the Corporation; and

(e)	there are no reportable events (as defined in National Instrument 51-102).

DATED at Vancouver, British Columbia, Canada this 14th day of June, 2021.

BY ORDER OF THE BOARD

“Johannes van der Linde”

Johannes van der Linde, Director

MNR.

June 15, 2021

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Newfoundland and Labrador

Office of the Superintendent of Securities, Prince Edward Island

Dear Sirs/ Mesdames:

Re: Red White & Bloom Brands Inc. - Change of Auditor

Pursuant to National Instrument 51-102 - Continuous Disclosure Obligations, we have reviewed the information contained in the Notice of Change of Auditor of Red White &Bloom Brands Inc dated June 14, 2021 (the "Notice") and, based on our knowledge of such information at this time we agree with all of the statements made in the Notice.

Yours very truly,

Chartered Professional Accountants

Toronto, Ontario

June 14, 2021

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Prince Edward Island Securities Office

Government of Newfoundland and Labrador Financial Services Regulation Division

Nova Scotia Securities Commission

Dear Sirs:

Re: Red White & Bloom Brands Inc. - Notice of Change of Auditors

As required by National Instrument 51-102, we confirm that we have reviewed the information contained in the Notice of Change of Auditors ("the Notice") issued on June 11, 2021 by Red White & Bloom Brands Inc. ("the Corporation").

Based on our knowledge of such information at this time, we agree with the information contained in the Notice, other than statements relating to the former auditor with which we have no basis to agree or disagree.

Yours very truly,

Macias Gini & O’Connell LLP

Chartered Public Accountants

cc: The Board of Directors, Red White & Bloom Brands Inc.